UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K ANNUAL REPORT

Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Plan year ended December 31, 2004

A. Full Title of the Plan:

The LaBarge, Inc. Employees Savings Plan

B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:

LaBarge, Inc.
9900A Clayton Road
St. Louis, MO 63124

This filing has a total of 15 pages.

REQUIRED INFORMATION

Financial Statements.

Exhibits:

23  Consent of KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employees Savings Plan Administrative Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE LaBARGE, INC. EMPLOYEES SAVINGS PLAN
(Full title of Plan)
June 29, 2005
By: /S/DONALD H. NONNENKAMP

Donald H. Nonnenkamp
Vice President and Chief Financial Officer

By: /S/MARGARET L. DANLEY

Margaret L. Danley
Plan Administrator

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Financial Statements and Schedule
December 31, 2004 and 2003
(With Report of Independent Registered Public Accounting Firm Thereon)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Table of Contents and Definitions
Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003	2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2004 and 2003	3
Notes to Financial Statements	4

Schedule 1 – Schedule H, line 4i--Schedule of Assets (Held at End of Year), December 31, 2004	10

Definitions

Plan	– LaBarge, Inc. Employees Savings Plan
Trustee/Recordkeeper	– Fidelity Investments Institutional Operations Company, Inc.
ERISA	– Employee Retirement Income Security Act of 1974
Company	– LaBarge, Inc.
Plan Administrator	– LaBarge, Inc. Plan Administration Committee

[KPMG LOGO HERE]

Report of Independent Registered Public Accounting Firm

Plan Administration Committee
LaBarge, Inc. Employees Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each the two years ended December 31, 2004. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

St. Louis, Missouri
April 5, 2005

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003
Assets	2004	2003

Investments:
Registered investment company shares	$13,181,172	9,629,599
Money market accounts	1,954,870	2,105,279
LaBarge, Inc. common stock	14,916,434	6,566,789
Loans to participants	767,818	715,272

Total investments	30,820,294	19,016,939

Receivables:
Employer contributions	36,419	27,556
Participant contributions	158,495	119,957
Participant loan repayments	29,939	23,403

Total receivables	224,853	170,916

Liabilities
Accrued expenses	5,800	17,331

Net assets available for plan benefits	$31,039,347	19,170,524

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2004 and 2003
	2004	2003

Investment income:
Interest and dividends	$57,921	55,265
Net appreciation in fair market value of investments	9,837,409	4,948,982

Total investment income	9,895,330	5,004,247

Contributions:
Participant	3,641,885	1,690,964
Employer	406,430	365,320

Total contributions	4,048,315	2,056,284

Deductions:
Participant distributions	(2,028,054)	(903,632)
Administrative expenses	(46,768)	(46,994)

Total deductions	(2,074,822)	(950,626)

Increase in net assets available for
plan benefits	11,868,823	6,109,905
Net assets available for plan benefits:
Beginning of year	19,170,524	13,060,619

End of year	$31,039,347	19,170,524

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)        General

The Plan is a defined contribution plan sponsored by the Company covering substantially all employees with 1 year of service and is subject to the provisions of ERISA.

The Plan changed Trustees beginning April 1, 2003. For the period covering January 1, 2003 through March 31, 2003, the Trustee was A.G. Edwards Trust Company. For the period covering April 1, 2003 through December 31, 2003 the Trustee was Fidelity Investments Institutional Operations Company, Inc. Fidelity was the Trustee for the entire 2004 plan year.

(b)        Contributions

Employees may elect to contribute, on a pre‑tax basis, the lesser of 60% of covered compensation, or $13,000, whichever is less, in 2004 in various investment funds of the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provides matching contributions on amounts contributed up to 8% of the participant’s compensation. All Company matching contributions are nonparticipant directed. Specifically, the Company matching contributions are invested in LaBarge, Inc. common stock and are restricted from being transferred to other Plan funds. Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company’s board of directors as a profit‑sharing contribution. There were no discretionary profit‑sharing contributions for 2004 or 2003.

(c)        Participants’ Accounts

Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Company’s discretionary profit‑sharing contribution and fund earnings, net of administrative expenses. Allocations are based upon covered compensation or account balances, as defined in the Plan agreement.

Participants may transfer amounts between any funds other than the LaBarge, Inc. Common Stock Fund during any business day of the year. A transfer must equal a minimum of $250 or 100% of the participant’s account balance for balances less than $250. The Trustee records these transfers in the participant’s account and reinvests the amounts to reflect these changes. Sales and exchanges of LaBarge, Inc. Common Stock can only be made on the 15th and the last day of any calendar month. At year-end, the investments are presented net of any transfers in process as directed by the participants.

A participant’s interest in transfers and trading activity in the LaBarge Common Stock Fund is measured in actual shares of Labarge, Inc. Common Stock that are allocated to the participant’s account.

(d)        Vesting

Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a month for employer matching contribution if that participant is employed by the Company on the last day of such month. Upon a participant’s attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company’s profit‑sharing contribution allocated to the participant’s account is 100% after five full years of continuous service.

(e)        Loans to Participants

Participants are allowed to transfer portions of their account balances into the Loan Fund and borrow from the Loan Fund. The minimum loan is $1,000 and the maximum amount is the lesser of one-half of the participants vested account balance or $50,000 reduced by the highest outstanding loan balance in the participants account during the prior twelve-month period. All participant loans from plans maintained by the Employer or a Related Employer will be considered for purposes of determining the maximum amount of the participant’s loan. Up to 50% of the participant’s vested account balance may be used as collateral for any loan.

(f)        Payment of Benefits

Upon termination or retirement of service, a participant’s account is distributed in the form of a lump‑sum payment or installment payments over a period of time. Distributions are made as soon as practical after the close of the plan month in which the termination of employment occurs or is deferred until age 70‑1/2 at the participant’s election.

(2)        Summary of Significant Accounting Policies

(a)        Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except benefit payments, which are recorded when paid. Certain prior year amounts have been reclassified to conform to current year presentation.

(b)        Investments

Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:

*	LaBarge, Inc. Common Stock Fund, which shall be exclusively invested in common stock of the Company;
*	Fidelity Retirement Money Market Fund, which seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity;
*

Fidelity Mortgage Securities Fund, which seeks a high level of current income, consistent with prudent investment risk. In seeking current income, the fund may also consider the potential for capital gain;

*

Fidelity Equity-Income Fund, which seeks reasonable income. The fund will also consider the potential for capital appreciation. Seeks a yield that exceeds the yield on the securities comprising the Standard and Poor’s 500 Index;

*	Fidelity Low-priced Stock Fund, which seeks capital appreciation;
*	Fidelity Dividend Growth Fund, which seeks capital appreciation;
*	Fidelity Fifty Fund, which seeks capital appreciation;
*	Fidelity Diversified International Fund, which seeks capital growth;
*	Fidelity Select Health Care Fund, which seeks capital appreciation;
*	Fidelity Freedom Income Fund, which seeks high current income and, as a secondary objective, capital appreciation;
*	Fidelity Freedom 2000 Fund, which seeks high total return;
*	Fidelity Freedom 2010 Fund, which seeks high total return;
*	Fidelity Freedom 2015 Fund, which seeks high total return:
*	Fidelity Freedom 2020 Fund which seeks high total return;
*	Fidelity Freedom 2025 Fund, which seeks high total return;
*	Fidelity Freedom 2030 Fund, which seeks high total return;
*	Fidelity Freedom 2035 Fund, which seeks high total return;
*	Fidelity Freedom 2040 Fund, which seeks high total return;
*	PIMCO Long-term U.S. Government A Fund, which seeks to provide high current income by investing in high quality, longer-maturity bonds;
*	Oakmark Equity & Income I Fund, which seeks high current income and preservation and growth of capital;
*

Spartan U.S. Equity Index Fund, which seeks to provide investment results that correspond to the total return (i.e. the combination of capital changes and income) performance of common stocks publicly traded in the United States;

*	Ariel Appreciation Fund, which seeks to increase the value of your investment over the long term through capital appreciation; and
*	Loan Fund, which shall account for all principal and interest outstanding on loans to plan participants.

The Fidelity Funds (excluding the Retirement Money Market Fund), PIMCO, Oakmark, Spartan, and the Ariel Appreciation Funds (all invest in registered investment company shares), and the LaBarge, Inc. Common Stock Fund are stated at fair market value. The fair market value of the Company’s common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Money Market Fund is valued at cost plus interest, which approximates net realizable value. The appreciation (depreciation) in fair market value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Purchases and sales of securities are recorded on a trade‑date basis.

(c)        Trust Fund Managed by the Trustee

Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the trustee.

(d)        Use of Estimates

Certain amounts included in the financial statements are estimated based on current available information and the Plan Administrator’s judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third‑party specialists where appropriate, actual results could differ from these estimates.

(e)        Administrative Charges

The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been paid by the Plan except for annual testing fees which are paid by the Company.

(3)        Tax Status

The Plan Administrator has received a favorable determination letter dated March 15, 2005 from the Internal Revenue Service which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. The Plan has not been subsequently amended.

(4)        Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.

(5)        Related-party Transactions

On various dates during 2004, the Plan purchased 28,186 shares of the Company’s common stock at fair market value at prices ranging from $5.60 to $12.20 per share for investment in the Plan’s LaBarge Common Stock Fund. The Plan did not sell or redeem any of the Company’s common stock during 2004.

The market value of the investment in the LaBarge Inc. Common Stock Fund was valued at $12.70 and $5.46 per share at December 31, 2004 and 2003, respectively.

(6)        Reconciliation of Financial Statements to Form 5500 for Administrative Expenses

2004 cash basis expenses per 5500	$58,299
Less 2003 accrued expenses	(17,331)
Expenses incurred but not paid in 2004	5,800

Financial statement accrual expenses	$46,768

(7)        Investments

Investments of the Plan are comprised of the following:

Investments that represent 5% or more of the Plan’s net assets are listed below:

	December 31

	2004	2003

Investments at fair value as determined by quoted market price:
Mutual funds:
PIMCO Long-term U.S. Government A Fund	1,247,311	1,269,035
Fidelity Equity-Income Fund	1,251,726	950,006
Fidelity Diversified International Fund	1,533,356	1,248,663
Fidelity Dividend Growth Fund	1,236,756	972,821
Spartan U.S. Equity Index Fund	3,708,807	3,684,323
Other	4,203,216	1,504,750
LaBarge, Inc. Common Stock Fund	14,916,434	6,566,789

	28,097,606	16,196,387

Investments at fair value:
Fidelity Retirement Money Market Fund	1,954,870	2,105,280
Loans to participants	767,818	715,272

	2,722,688	2,820,552

Total investments	$30,820,294	19,016,939

(8)        Non-participant Directed Investments

Information about net assets and the significant amounts of the changes in net assets relating to the nonparticipant-directed investments in LaBarge, Inc. common stock is as:

Year ended
December 31,
2004

LaBarge, Inc. common stock beginning of year	$6,566,789
Net appreciation in fair market value	8,597,541
Employer and participant contributions	638,368
Participant distributions	(885,766)
Administrative expenses	(498)

LaBarge, Inc. common stock, end of year	$14,916,434

			Schedule 1
LABARGE, INC. EMPLOYEES SAVINGS PLAN
Schedule H, line 4i--Schedule of Assets (Held at End of Year)
December 31, 2004
	Number of
	shares		Current
Description of investments	or units	Cost	value

Money market accounts:
Fidelity Retirement Money Market Fund	1,954,870	$1,954,870	1,954,870
Equity Mutual Funds:
Ariel Appreciation Fund	6,506	276,651	310,122
PIMCO Long-term U.S. Government A Fund	114,748	1,274,110	1,247,311
Oakmark Equity and Income I Fund	17,329	377,136	407,223
Fidelity Equity-Income Fund	23,716	3,010,600	1,251,726
Fidelity Mortgage Securities Fund	13,730	154,127	154,328
Fidelity Select Health Care Fund	510	64,150	65,290
Fidelity Low-priced Stock Fund	20,927	726,086	842,296
Fidelity Diversified International Fund	53,539	988,693	1,533,356
Fidelity Dividend Growth Fund	43,410	1,059,777	1,236,756
Fidelity Freedom Income Fund	2,239	24,650	25,234
Fidelity Freedom 2000 Fund	8,357	98,422	100,957
Fidelity Freedom 2010 Fund	51,863	672,744	706,377
Fidelity Freedom 2015 Fund	80	859	880
Fidelity Freedom 2020 Fund	40,667	522,196	567,713
Fidelity Freedom 2025 Fund	5,835	65,604	65,819
Fidelity Freedom 2030 Fund	29,904	382,586	421,046
Fidelity Freedom 2035 Fund	27	305	311
Fidelity Freedom 2040 Fund	20,723	153,516	171,376
Fidelity Fifty Fund	17,656	333,586	364,244
Spartan US Equity Index Fund	86,533	2,839,694	3,708,807
LaBarge Common Stock Fund:
LaBarge Inc. common stock*	1,174,522	3,010,600	14,916,434
Loans to participants			767,818

Total investments		$17,990,962	30,820,294

* Represents a party in interest transaction allowable under ERISA regulations.
See accompanying report of independent registered public accounting firm.